# Shalise Lee

Organized and efficient, highly skilled in office administration, data organization, proofreading, database management and word processing. Accomplished at transposing large amounts of data with accuracy and speed. Highly organized and detail-oriented. Systematic and organized trained in database systems management using a variety of technology platforms. Adaptable familiar with a host of database systems. Expertise in identifying errors while proofreading data already entered into the system. Qualified, and committed to data integrity and accurate payment processing.

## EXPERIENCE

### Central Deposit Operations Specialist, Bancorp South

July 2008 to Present, *TUPLEO, MS*

- Enter numerical data into databases in a timely and accurate manner.
- Scan documentation and enter into the database.
- Scan records and upload them into the database.
- Maintain accounts, that consist of changing addresses, creating customers profiles, attaching overdraft protection, and adding Beneficiaries.

### Central Deposit Operations Specialist, Bancorp South

July 2008 - 2020, *TUPLEO, MS*

- Enter numerical data into databases in a timely and accurate manner.
- Scan documentation and enter into the database.
- Scan records and upload them into the database.
- Maintain accounts, that consist of changing addresses, creating customers profiles, attaching overdraft protection, and adding Beneficiaries.

### Call Center, Bancorp South

July 2005 - 2008, *TUPLEO, MS*

- Assisted customers with their accounts in the Credit Card,
- Homesite, and Customer Service Department.

## Office Manager, The Payment Center

October 2002 - July 2005, *TAMPA, FL*

- Entered numerical data into databases in a timely and accurate manner.

- Produced monthly reports using advanced Excel spreadsheet functions.

- Obtained scanned records and uploaded them into the database.

- Organized forms, made photocopies, filed records and prepared correspondence and reports.

- Added new material to file records and created new records.

- Compiled quarterly budget reports, financial spreadsheets and organizational charts to improve office organization.

- Recorded and filed employee benefit, salary and annual evaluation information.

- Assisted with receptionist duties, file organization and research and development.

## EXPERIENCE

## High School Diploma, Tupelo High

1992, *TUPELO, MS*

## Certificate for Computer Operations (Programming), Itawamba Community College

2007, *FULTON, MS*